Exhibit (a)(5)

FA EMAIL

Subject: CNL Growth Properties’ Board Recommends Stockholders Reject the Revised Tender Offers from CMG Partners & Everest REIT

Distribution Date: 12/XX/2015

CNL Growth Properties’ Board of Directors Recommends Stockholders Reject the Revised Tender Offers from CMG Partners & Everest REIT.

CNL Growth Properties, Inc. (the REIT) recently notified you that two third parties, who are unaffiliated with the REIT—CMG Partners, LLC and certain of its affiliates (CMG) and Everest REIT Investors I, LLC (Everest), launched independent unsolicited tender offers to purchase shares of the common stock of the REIT (Shares).

On Dec. 14, 2015, CMG increased the bid price of its offer to purchase up to 1,500,000 Shares from $4.00 per share to $5.25 per share, and extended the expiration date of its offer to Jan. 15, 2016. On Dec. 15, 2015, Everest increased the purchase price of its offer to purchase up to 1,130,000 Shares from $5.00 per share to $5.70 per share, and extended the expiration date of its offer to Jan. 6, 2016.

The REIT’s board of directors (the Board) continues to believe that neither the revised offer from CMG nor the revised offer from Everest is in the best interests of the REIT’s stockholders. Accordingly, the Board recommends that the REIT’s stockholders reject both offers and NOT tender their Shares to CGP or Everest.

•	The REIT’s last estimated net asset value (NAV) per share, announced in February 2015, was $9.40 per share. In November 2015, the REIT announced a special distribution of $1.70 per share payable to its stockholders before the end of the year. In connection with the special distribution, the REIT’s 2014 NAV was revised to $7.70 per share. The revised 2014 NAV represents a significant premium over both CMG’s and Everest’s increased offer prices. The REIT intends to prepare and announce, in January 2016, an updated estimated NAV per share as of Dec. 31, 2015.

•	The REIT’s Board believes that CMG’s and Everest’s willingness to promptly increase their offers while still holding the Shares with the objective of making a profit highlights their “low-ball” buying strategies.

•	The Board’s conclusion that the CMG and the Everest offers are not in the best interests of the REIT’s stockholders is based on the reasons detailed in in the REIT’s Solicitation/ Recommendation Statements on Schedule 14D-9 and 14D-9A filed with the Securities and Exchange Commission (SEC) on Dec. 7, 2015 and Dec. 18, 2015, respectively.

•	The Board encourages stockholders to review all the information and the reason for its recommendation. Furthermore, the Board recognizes that a stockholder may decide to accept one or both of the offers based on, among other things, their particular liquidity needs and therefore stockholders should evaluate whether to tender their Shares to CMG and/or Everest based on all the information available, including the factors considered by the REIT’s Board. The REIT will mail this letter to stockholders, with a copy to you, on or about Dec. 22, 2015.

For additional information, please review the REIT’s Schedules 14D-9 filed on December 7, 2015, and the amendments thereto filed on December 18, 2015. Copies are also available on the REIT’s website at cnlgrowthproperties.com.

This email is filed as an exhibit to the REIT’s Schedules 14D-9/A filed with the SEC on December 18, 2015.

Forward-looking statements are based on current expectations and may be identified by words such as “believes,” “anticipates,” “expects,” “may,” “will,” “continues,” “could” and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the REIT’s ability to control or accurately predict. The reader should not place undue reliance on forward-looking statements.